# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIGYN THERAPEUTICS, INC., CIK 0001642159
CUSIP: 82674U205
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001
Address of issuer's principal executive offices: 2468 Historic Decatur Road, Ste. 140, San Diego, California (CA), 92106
Date of event which requires filing of this statement: 11/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001560894

## Reporting persons
- Brio Capital Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 158,932; shared voting power 0; sole dispositive power 158,932; shared dispositive power 0; aggregate amount beneficially owned 158,932 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd.
  
  (2) Includes (i) 97,866 shares of common stock and (ii) additional shares of common stock issuable upon exercise of warrants (the "Warrants"), Convertible Notes (including $8,800 in face value of Convertible Notes purchased in the quarter ended December 31, 2024) and Convertible Preferred Shares. This amount also excludes a certain amount of shares issuable upon exercise of the Warrants, Convertible Notes and Convertible Preferred Shares since the Warrants, Convertible Notes and Convertible Preferred Shares are not exercisable when the holder beneficially owns in excess of 9.99% of the outstanding shares.
  
  (3) Percentage calculation is based on 1,605,378 shares of common stock outstanding as of November 19, 2024, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2024.
- Brio Capital Management LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 158,932; shared voting power 0; sole dispositive power 158,932; shared dispositive power 0; aggregate amount beneficially owned 158,932 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (4) The shares reported above are held by Brio Capital Master Fund Ltd. Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. Brio Capital Management LLC and Shaye Hirsch disclaim beneficial ownership over the shares held by Brio Capital Master Fund Ltd., except to the extent of any pecuniary interest therein.
  
  (5) Includes (i) 97,866 shares of common stock and (ii) additional shares of common stock issuable upon exercise of warrants (the "Warrants"), Convertible Notes (including $8,800 in face value of Convertible Notes purchased in the quarter ended December 31, 2024) and Convertible Preferred Shares. This amount also excludes a certain amount of shares issuable upon exercise of the Warrants, Convertible Notes and Convertible Preferred Shares since the Warrants, Convertible Notes and Convertible Preferred Shares are not exercisable when the holder beneficially owns in excess of 9.99% of the outstanding shares.
  
  (6) Percentage calculation is based on 1,605,378 shares of common stock outstanding as of November 19, 2024, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2024.

## Item 1. Issuer
Name of issuer: SIGYN THERAPEUTICS, INC.
Address of issuer's principal executive offices: 2468 Historic Decatur Road, Ste. 140 San Diego, CA 92106

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by:

Brio Capital Master Fund Ltd.
Brio Capital Management LLC

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence: c/o Brio Capital Management LLC, 100 Merrick Road, Suite 401 W. Rockville Center, NY 11570.
Citizenship:
Brio Capital Master Fund Ltd. - Cayman Islands
Brio Capital Management LLC - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brio Capital Master Fund Ltd.: /s/ Shaye Hirsch, Shaye Hirsch/Managing Member (02/14/2025)
- Brio Capital Management LLC: /s/ Shaye Hirsch, Shaye Hirsch/Managing Member (02/14/2025)